News Release TSX-V: PDO 11-03 February 10, 2011

PORTAL INCREASES PRIVATE PLACEMENT OFFERING

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) announces that it has increased the size of its previously announced non-brokered private placement of units (“Units”) by up to an additional 2,410,000 Units, so that the non-brokered private placement will consist of up to a total of 6,410,000 Units at a price of $0.125 per Unit for gross proceeds of up to $801,250 (the “Private Placement”).  Each Unit will consist of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant will be exercisable for one common share of the Company at a price of $0.15 for a period of 12 months from the date of issuance.

For further information, please see the Company’s news release dated January 13, 2011.  The Private Placement is subject to the final approval of the TSX Venture Exchange.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net